SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                          MADISON AVENUE HOLDINGS INC.
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                            (Name of Subject Company)



                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                       N/A
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                                 (212) 371-8008
                     ---------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

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                          MADISON AVENUE HOLDINGS INC.
                              344 East 50th Street
                               New York, NY 10022


             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                 August 25, 2005


                                  INTRODUCTION

         The information contained in this Information Statement is being furnished to all holders of record of common stock of Madison Avenue Holdings Inc. (the "Company") at the close of business on August 12, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about August 12, 2005.

         NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

         Pursuant to a Stock Purchase Agreement dated as of July 8, 2005 among the Company, Acer Limited, a British Virgin Islands corporation owned and controlled by Cesar Villavicencio ("Seller"), and Alex M. Kam ("Purchaser"), Seller agreed to sell to Purchaser 475,000 shares of common stock of the Company constituting 95% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of $120,000. The source of the funds to pay for the entire purchase price for the shares is Purchaser's personal funds. The transaction is expected to be closed on August 16, 2005.

         By virtue of his acquisition of 95% of the voting securities of the Company pursuant to the Stock Purchase Agreement, Kam will acquire from Acer control of the Company on August 16, 2005. In connection with the sale, the Board of Directors of the Company has elected Alex Kam (the "New Director") as director and Chief Executive Officer of the Company, who will take office ten days after the Company files with the Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company as of August 12, 2005 this Information Statement containing the information required


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under SEC Rule 14f-1 (the "Information Statement"). Cesar Villavicencio, who is
currently the sole director and officer of the Company, will resign as a director and all offices with the Company, such resignation to take effect immediately after the New Director takes office.

         As of the date of this Information Statement, the authorized capital stock of the Company consisted of 10,000,000 shares of common stock, par value $.001 per share, of which 500,000 shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.



DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth information regarding the New Director and executive officer of the Company.

Alex M. Kam, Director Nominee and Chief Executive Officer, Age 52

Alex Kam, will serve as the Chief Executive Officer and a director of the Company. Mr. Kam has extensive experience in international trade between the U.S. and China. He established ACE Wholesale in 1981 and has severed as President of ACE Wholesale since that time. ACE Wholesale has operations in Hongkong and China, and focuses primarily on the import and export of electronic items. Since 1981, he has also served as Executive Vice President of The ACE Group, President of Marido Industrial Corporation, and President of Leman Development Corporation. Additionally, Mr. Kam also found United National Bank in Monterey Park in 1986 and served as a director of the bank until the bank was sold in 1992. Mr. Kam has a Master of Science degree from the University of California at Los Angeles.


FAMILY RELATIONSHIPS

         There are no family relationships among any of the Company's directors and officers or the New Director.



VOTING CONTROL AND MANAGEMENT

         The following table sets forth certain information as of August 12, 2005, with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

                                  AMOUNT OF AND NATURE
        NAME AND ADDRESS        OF BENEFICIAL OWNERSHIP        PERCENTAGE
       OF BENEFICIAL OWNER                                      OF CLASS

        Acer Limited (1)                 500,000                  100%

------------------------------


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(1) Acer Limited is controlled by Cesar Villavicencio, who is the sole director and executive officer of the Company. The address of Acer Limited is: c/o Harney Westwood & Riegels, Craigmuir Chambers, P.O Box 71 Roadtown, Tortola, British Virgin Islands.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

         Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of August 12, 2005, all activities of the Company have been conducted by the sole director and corporate officer of the Company from either his home or his business office.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in February 2004, in any transaction or proposed transaction which may materially affect the Company.

         No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.


LEGAL PROCEEDINGS

         We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 EPORTING

         No filings have been filed under Section 16 of the Securities Exchange Act of 1934 since the inception of the Company in February 2005.


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COMPENSATION OF DIRECTORS AND OFFICERS

         The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

         The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

         The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.


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                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         MADISON AVENUE HOLDINGS INC.

August 25, 2005                          By: /s/ Cesar Villavicencio
                                             ------------------------
                                             Cesar Villavicencio
                                             Chief Executive Officer



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